SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: November 9, 2010
Commission File No. 001-32520
NEWLEAD HOLDINGS LTD.
(Translation of registrant’s name into English)
83 Akti Miaouli & Flessa Str. 185 38 Piraeus Greece
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

The information contained in this Report is hereby incorporated by reference into the NewLead Holdings Ltd. Registration Statements on Form F-3, File Nos. 333-165745 and 333-165748.
New Financial Agreement
On December 10, 2010, NewLead Holdings Ltd. (the “Company”) entered into a Financial Agreement with Marfin Egnatia Bank S. A. for a reducing revolving credit facility of up to $62.0 million, with a purpose to refinance the loans of the Grand Venetico and the Newlead Markela, which were previously financed by Commerzbank and Emporiki Bank, respectively, and to finance the working and investment capital needs. The facility is payable in 10 quarterly installments of $0.1 million and a cash sweep of all surplus of quarterly earnings of the Grand Venetico, the Newlead Markela, the Australia, the Brazil, the China and the Grand Rodosi. Borrowings under this loan facility currently bear an approximate effective interest rate, including the margin, of 5.6%; the floating portion of the approximately $49.0 million drawn to date is approximately $19.4 million and bears an interest rate of approximately 3.8% (assuming current LIBOR of 0.288%, plus a 3.5% margin) while the fixed portion drawn is $29.6 million and bears an interest rate of 7.6% (assuming a current fixed swap rate of 4.1% plus a 3.5% margin). The loan facility includes financial covenants, all as described in the loan facility including: (i) the Company’s shareholders’ equity as a percentage of its total assets, adjusting the book value of the Company’s fleet to its market value, must be no less than: (a) 25% from the financial quarter ending September 30, 2012 until June 30, 2013; and (b) 30% from the financial quarter ending September 30, 2013 onwards; (ii) the maintenance, on a consolidated basis on each financial quarter, of working capital (as defined in the loan facility) of not less than zero dollars ($0); (iii) maintenance of the minimum liquidity requirement, at five percent of the outstanding loan; and (iv) the maintenance of the ratio of EBITDA (as defined in the loan facility) to interest payable on a trailing four financial quarter basis to be no less than: (a) 2.00 to 1.00 from the financial quarter day ending September 30, 2012 until June 30, 2013; and (b) 2.50 to 1.00 from the financial quarter day ending September 30, 2013 onwards.
Second and Third Supplemental Agreement to Loan Agreement
On November 9, 2010, the Company entered into a Second Supplemental Agreement (the “Second Supplemental Agreement”), supplementing a Loan Agreement with DVB Bank, Nord LB and Emporiki Bank, dated July 9, 2010, as supplemented by a Supplemental Agreement, dated July 14, 2010 for a loan facility of up to $48.0 million, relating to two newbuilding vessels (the “Loan Agreement”). The Second Supplemental Agreement provides for the amendment of certain financial and other covenants, as more fully described in the Second Supplemental Agreement. A copy of the Second Supplemental Agreement is furnished as Exhibit 10.2 and is incorporated herein by reference.
On December 15, 2010, the Company entered into a Third Supplemental Agreement of the Loan Agreement (the “Third Supplemental Agreement”). The Third Supplemental Agreement provides for the shares of each borrower under the Loan Agreement to be transferred to Newlead Bulker Holdings Inc., and the execution of new share pledges in favor of the banks. A copy of the Third Supplemental Agreement is furnished as Exhibit 10.3 and is incorporated herein by reference.
Exhibits

Exhibit No.	Exhibit
10.1	Financial Agreement dated December 10, 2010

10.2	Second Supplemental Agreement dated November 9, 2010 relating to the $48.0 million loan facility

10.3	Third Supplemental Agreement dated December 15, 2010 relating to the $48.0 million loan facility

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEWLEAD HOLDINGS LTD.
By:	/s/ Michail Zolotas
Michail Zolotas
Chief Executive Officer Dated: January 11, 2011